

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

<u>Via E-mail</u>
Mr. Kevin P. Riley
Executive Vice President and Chief Financial Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

   Re: **Berkshire Hills Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 16, 2011
      Form 10-Q for the Quarterly Period Ended September 30, 2011
      Filed November 9, 2011
      File No. 000-51584

Dear Mr. Riley:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John P. Nolan

            John P. Nolan
            Senior Assistant Chief Accountant